FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

                              Contact: Dan Suesskind
                                           Chief Financial Officer
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-2-589-2840
                                           Bill Fletcher
                                           President and CEO
                                           Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                                           Dorit Meltzer
                                           Director, Investor Relations
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-3-926-7554

TEVA COMMENTS ON RECENT SHARE PRICE DECLINE

Jerusalem, Israel, August 12, 2004 – Commenting on the recent decline in its share price, Israel Makov, President and CEO of Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) said: "We are not aware of developments in our business or any issues with our financial accounting that would explain or support the recent decline in the price of our shares. As we stated last week, at the time of the release of our quarterly financial results, the fundamentals of our business continue to be strong and we remain confident in our business and in our corporate strategy."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: August 12, 2004